SEN-JAM PHARMACEUTICAL, LLC

FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Sen-Jam Pharmaceutical, LLC
Huntington, New York

We have reviewed the accompanying financial statements of Sen-Jam Pharmaceutical, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of members' equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 10, 2020

SEN-JAM PHARMACEUTICAL, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 174	$ 3,809
TOTAL CURRENT ASSETS	174	3,809
OTHER ASSETS		
Patents	670,190	718,061
TOTAL OTHER ASSETS	670,190	718,061
TOTAL ASSETS	$ 670,364	$ 721,870

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	-	-
MEMBERS' EQUITY		
Members' equity	670,364	721,870
TOTAL MEMBERS' EQUITY	670,364	721,870
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 670,364	$ 721,870

See independent accountant's review report and accompanying notes to financial statements.

SEN-JAM PHARMACEUTICAL, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Advertising costs	632	-
Amortization expense	47,871	32,809
Asset valuation	45,000	35,000
Bank fees	15	-
Clinical trials	77,620	43,290
Consultants	22,400	20,161
Legal and professional fees	85,608	88,180
TOTAL OPERATING EXPENSES	279,146	219,440
NET LOSS BEFORE TAXES	(279,146)	(219,440)
INCOME TAX EXPENSE	860	25
NET LOSS	$ (280,006)	$ (219,465)

See independent accountant's review report and accompanying notes to financial statements.

SEN-JAM PHARMACEUTICAL, INC.
STATEMENTS OF MEMBERS' EQUITY
DECEMBER 31, 2019 AND 2018

	Contributions (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	235,870	$ -	$ 235,870
Contributions	729,801	-	$ 729,801
Distributions	(24,336)	-	$ (24,336)
Net income		(219,465)	$ (219,465)
ENDING BALANCE, DECEMBER 31, 2018	$ 941,335	$ (219,465)	$ 721,870
Contributions	228,500	-	$ 228,500
Net income	-	(280,006)	$ (280,006)
ENDING BALANCE, DECEMBER 31, 2019	**$ 1,169,835**	**$ (499,471)**	**$ 670,364**

See independent accountant's review report and accompanying notes to financial statements.

SEN-JAM PHARMACEUTICAL, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (280,006)	$ (219,465)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	47,871	32,809
(Increase) decrease in assets:		
Accounts receivable	-	-
Increase (decrease) in liabilities:		
Accounts payable	-	-
CASH USED FOR OPERATING ACTIVITIES	(232,135)	(186,656)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for patents	-	(517,465)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(517,465)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions of capital	228,500	729,801
Member distribution	-	(24,336)
CASH PROVIDED BY FINANCING ACTIVITIES	228,500	705,465
NET INCREASE (DECREASE) IN CASH	(3,635)	1,344
CASH AT BEGINNING OF YEAR	3,809	2,465
CASH AT END OF YEAR	$ 174	$ 3,809

	2019	2018
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ 860	$ 25

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Sen-Jam Pharmaceutical, LLC (the "Company") was incorporated in the State of Delaware on August 21, 2017. The Company is a pharmaceutical development company. The Company is focused on improving clinical outcomes for patients battling opioid use disorder, viral respiratory infections from coronaviruses such as COVID-19 and other painful inflammation and toxin-induced conditions, including arthritis, vaccinations, and even the infamous hangover. Using their patented proprietary technology and the accelerated 505(b)2 pathway, the Company is on a mission to revolutionize the way we treat pain, and the way the business of pain relief treats humanity.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent, which in most cases is fifteen years. Amortization expense for the years ending December 31, 2019, and 2018, was $47,871 and $32,809, respectively.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Partnership earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had not recorded any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's current financial statements or current financial position.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Equity

Member Units
Under the operating agreement, the Company has the authority to issue 10,000,000 Member Units. As of December 31, 2019, and 2018, 9,470,000 shares have been issued and are outstanding.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests ("Incentive Units") to members, employees, contractors, and advisors, which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. As of December 31, 2019, and 2018 the Company has issued 470,000 shares of the common stock, included in the shares issued and outstanding above, and has reserved an additional 530,000 shares for options for future issuance. The 470,000 previously issued shares were fully vested upon issuance. The additional 530,000 shares that have not been issued will have a vesting schedule of 30 months.

4. Subsequent Events

The Company is currently trying to raise $3,000,000 in a Pre-Series A Funding round through the issuance of a convertible note. The terms of the note would be an 8% APR, with a discount rate of 20%. The valuation cap is $20,000,000. The target raise end date is anticipated to be December 31, 2020, with maturity of the convertible note being on April 20, 2022.

The Company has evaluated subsequent events through July 10, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.